

11015354

BB9/7

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UNITED STATES
⎵URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC FILE NUMBER
8- 19318

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____07/01/10_____ AND ENDING _____06/30/11_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox, Reusch & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Tri-State Building
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George W. Meyers   (513) 721-1331
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

BB9/8

OATH OR AFFIRMATION

I, _____George W. Meyers_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Fox, Reusch & Co., Inc._____ , as of _____June 30_____ , 20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PATRICIA A CRAMERDING
Notary Public, State of Ohio
My Commission Expires 11-23-2014

_____
Signature

Principal   _Chairman_
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Fox, Reusch & Co., Inc.

Financial Report

June 30, 2011



Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Fox, Reusch & Co., Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Fox, Reusch & Co., Inc. as of June 30, 2011 and June 30, 2010, and the related statements of income (loss), changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox, Reusch & Co., Inc. as of June 30, 2011 and June 30, 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

August 8, 2011

Fox, Reusch & Co., Inc.

Statement of Financial Condition

Assets		June 30, 2011		June 30, 2010
Cash and cash equivalents	$	304,263	$	285,965
Cash segregated for the exclusive benefit of customers		39,907		39,764
Prepaid expenses		18		18
Securities owned		38,250		26,670
Deferred tax asset		50,197		56,885
Equipment, net of accumulated depreciation		1,692		4,878
Total Assets	$	434,327	$	414,180

Liabilities and Shareholders' Equity

Liabilities

Accounts payable	$	2,291	$	3,849
Accrued expenses		162		159
Note payable - officer		100,000		100,000
Total Liabilities		102,453		104,008

Shareholders' Equity

Common stock, no par value; 250 shares authorized; 52 shares issued and outstanding		52,000		52,000
Additional paid-in capital		275,000		275,000
Retained earnings		155,471		133,769
Total		482,471		460,769
Less 26.1 shares treasury stock		(150,597)		(150,597)
Total Shareholders' Equity		331,874		310,172
Total Liabilities and Shareholders' Equity	$	434,327	$	414,180

The accompanying notes are an integral part of these financial statements

2

Fox, Reusch & Co., Inc.

Statement of Income (Loss)

	June 30, 2011	June 30, 2010
Revenues		
Net gain on security transactions	$ 131,751	$ 101,132
Expense reimbursement from affiliated companies	73,600	103,910
Interest income	1,379	1,013
Other income	-	78
	206,730	206,133
Operating Expenses		
Employee compensation and benefits	88,368	155,121
Legal and professional	15,500	20,416
Communications	8,173	9,978
Occupancy and equipment rental	39,480	38,450
Promotional costs	544	2,866
Interest expense	5,000	5,079
Other operating expenses	21,275	24,736
Total operating expenses	178,340	256,646
Net Income (Loss) Before Income Tax (Benefit)	28,390	(50,513)
Income Tax (Benefit)	6,688	(10,526)
Net Income (Loss)	$ 21,702	$ (39,987)

The accompanying notes are an integral part of these financial statements

Fox, Reusch & Co., Inc.

Statement of Changes in Shareholders' Equity
For the Years Ended June 30, 2011
and June 30, 2010

	Common Stock	Additional Paid-In- Capital	Retained Earnings	Treasury Stock
Balance June 30, 2009	$ 52,000	$ 225,000	$ 173,756	$ 150,597
Additional capital contribution		50,000		
Net Loss			(39,987)	
Balance June 30, 2010	$ 52,000	$ 275,000	$ 133,769	$ 150,597
Net Income			21,702	
Balance June 30, 2011	$ 52,000	$ 275,000	$ 155,471	$ 150,597

The accompanying notes are an integral part of these financial statements.

Fox, Reusch & Co., Inc.

Statement of Cash Flows

	June 30, 2011	June 30, 2010
Operating Activities		
Net Income (Loss)	$ 21,702	$ (39,987)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	3,186	3,185
Deferred income taxes	6,688	(10,526)
Changes in operating assets and liabilities:		
Cash segregated for the exclusive benefit of customers	(143)	(188)
Securities owned	(11,580)	5,295
Accounts payable	(1,558)	(5,218)
Accrued expenses and other current liabilities	3	(2)
Net Cash Provided by (Used in) Operating Activities	18,298	(47,441)
Financing Activities		
Additional capital contributions	-	50,000
Net Cash Provided By Financing Activities	-	50,000
Increase in Cash and Cash Equivalents	18,298	2,559
Cash and Cash Equivalents at Beginning of Year	285,965	283,406
Cash and Cash Equivalents at End of Year	$ 304,263	$ 285,965

The accompanying notes are an integral part of these financial statements.

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2011

Note 1 - Significant Accounting Policies

Description of Business
Fox, Reusch & Co., Inc. (the "Company"), an Ohio Corporation, provides brokerage services specializing in the trading of municipal securities.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Security transactions and related revenue and expense are recognized based on trade date basis, regardless of when the transactions are settled.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Statement of Cash Flows
Cash equivalents consist of demand deposits held by banks. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item. The Company paid interest of $5,000 and $5,079 during the year ended June 30, 2011 and June 30, 2010 respectively. The Company did not pay any income taxes during the year ended June 30, 2011 or June 30, 2010.

Securities Owned
Securities owned are valued using quoted market values observed in an active market. The resulting differences between cost and market are included in income. These mark to market income and losses during the years ended June 30, 2011 and June 30, 2010 were $10,380 and ($5,295) respectively and is included under the caption "Net gain on security transactions."

Note 2 - Cash Segregated Under Federal Regulations

Cash of $39,907 and $39,764 as of June 30, 2011 and June 30, 2010 respectively has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2011

Note 3 – Concentrations

Cash deposits at banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company maintained cash balances in excess of $250,000, which approximated $59,728 at June 30, 2011.

Note 4 – Securities Owned

Securities owned consist of trading securities at quoted market value. Following is a summary of the investment as of June 30:

	2011	2010
Corporate Stocks	$ 37,950	$ 26,670
Municipal Bond	300	-
Total	$ 38,250	$ 26,670

Note 5 – Income Taxes

The Company files annual tax returns based on calendar year income rather than book income which is reported on a fiscal year basis. Accrued income taxes represent an estimate of taxes due on income for the six months ended June 30, 2011 plus any balances due from previously filed returns. Temporary differences giving rise to the deferred tax asset of $50,197 and $56,885 as of June 30, 2011 and June 30, 2010 respectively consists of unused federal net operating loss carryforwards of $317,945 and $346,105 respectively that may be applied against future taxable income and that expire in the years 2024 through 2030 and unused local net operating loss carryforwards of $254,154 and $306,403 respectively that expire in the years 2011 through 2014. The deferred tax asset was reduced by a $2,031 and $500 valuation allowance as of June 30, 2011 and June 30 2010 respectively. The valuation allowance increased by $1,531 during the year ended June 30, 2011. Management believes the valuation allowance is necessary due to a short carryforward period for local income tax. The allocation of income tax expenses (benefits) is as follows for the year ended June 30:

	2011	2010
Current Local	$ -	$ -
Current Federal	-	-
Deferred Local, net of valuation allowance	2,628	(818)
Deferred Federal	4,060	(9,708)
	$ 6,688	$ (10,526)

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2011

Note 6 – Note Payable – Officer

The Company has borrowed $100,000 from its majority shareholder. This note is subordinated to the claims of general creditors and matures on December 30, 2016. Interest is payable at the rate of 5% per year.

Note 7 – Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under this agreement are shown below:

For The Years Ending June 30

2012	35,431
2013	5,905

Rental expenses for the years ended in 2011 and 2010 were $39,480 and $38,450 respectively.

Note 8 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On June 30, 2011, the Company had net capital of $373,974 which was $123,974 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was .7%.

Note 9 – Related Party Transactions

A substantial portion of the Company's revenues are derived from related individuals and from entities partially owned and managed by related individuals. During the year ended June 30, 2011, and June 30, 2010, security sales to related individuals and entities were over 83% and 75% respectively of all security sales. In addition, certain overhead costs of the Company are reimbursed by these affiliated entities. The reimbursement of overhead costs amounted to $73,600 and $103,910 in the year ended June 30, 2011 and June 30, 2010 respectively.

Note 10 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1
There were a few reconciling items between the June 30, 2011 unaudited Focus report and this report. The net effect on net capital was zero.

Net capital as reported on the unaudited Focus report of June 30, 2011	$ 373,974
Increase in shareholders' equity as a result of post-Focus accrual adjustments	3,836
Increase in non-allowable assets as a result of post-Focus accrual adjustments	(3,836)
Net Capital as Audited	$ 373,974

Note 11 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker and dealer, the Company is engaged in various securities trading, brokerage and clearing activities serving a diverse group of institutional and individual investors and other brokers and dealers. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of its clients. The Company's exposure to credit risk associated with nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the client's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Fox, Reusch & Co., Inc.

Statement of Changes in Subordinated Borrowings
For the Year Ended June 30, 2011

Subordinated borrowings at July 1, 2010	$ 100,000
Increases:	
Issuance of subordinated note	-
Subordinated borrowings as of June 30, 2011	$ 100,000

Fox, Reusch & Co., Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
June 30, 2011

Net Capital

Shareholders' equity		$ 331,874
Add: Subordinated loan		100,000
Less: Nonallowable assets		51,907
Net capital before haircuts on securities positions		379,967
Haircuts on securities:		
Stocks and warrants	5,693	
Other	300	
Undue concentrations	-	(5,993)
Net capital		$ 373,974

Aggregate Indebtedness		$ 2,453
Net capital required based on aggregate indebtedness		$ 164

Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)		$ 250,000
Excess Net Capital		$ 123,974
Net Capital Less Greator of 10% of Total Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement		$ 73,974
Percentage of Aggregate Indebtedness to Net Capital		0.7%

Fox, Reusch & Co., Inc.

Computation for Determination of Reserve Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
June 30, 2011

Credit Balances	$	-
Debit Balances	$	-
Amount Required to Be on Deposit in Reserve Bank Account	$	-
Amount Held on Deposit in Reserve Bank Account	$	39,907

Note - No material difference exists between the above schedule which is based on the accompanying financial statements and the unaudited schedule filed in Part II of the FOCUS report.

Fox, Reusch & Co., Inc.

Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
June 30, 2011

Market Value and Number of Items of:

1 Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

$ None

    Number of items:

None

2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

$ None

    Number of items:

None



317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Fox, Reusch & Co., Inc.

In planning and performing our audit of the financial statements of Fox, Reusch & Co., Inc. as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
Fox, Reusch & Co., Inc.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a significant deficiency related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kohlbrinkh, Lawrence & Pauckner

Indianapolis, Indiana
August 8, 2011